OTC LINK LLC
(A WHOLLY-OWNED SUBSIDIARY OF OTC MARKETS GROUP INC.)
(SEC ID No. 8-68596)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
as a Public Document.

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68596

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __OTC Link LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__300 Vesey Street, 12th Floor__
                                              (No. and Street)

New York	NY	10282
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeff(Yongxiang) Jin	212-896-4463	Jeff@otcmarkets.(
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Deloitte & Touche LLP__
                    (Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Yongxiang Jin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OTC Link LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



PERRY DONDRE STEVEN
Notary Public, State of New York
No. 01PE6368581
Qualified in New York County
Commission Expires December 19, 2025

Notary Public

Signature: _____

Title: _____
Chief Financial Officer and Financial and Operations Princi-

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of OTC Markets Group Inc. and the Member of OTC Link LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OTC Link LLC (the "Company") (a wholly-owned subsidiary of OTC Markets Group Inc. ("Parent")) as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As described in Note 3, the accompanying financial statement includes significant transactions with its Parent and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

March 5, 2024

We have served as the Company's auditor since 2012.

OTC LINK LLC
(A WHOLLY-OWNED SUBSIDIARY OF OTC MARKETS GROUP INC.)
Statement of Financial Condition
As of December 31, 2023
(in thousands)

Assets		
Cash	$	6,589
Accounts receivable from subscribers, net of allowance for credit losses of $34		1,621
Due from affiliates		1
Other assets		32
Restricted cash		504
Total Assets	$	8,747

Liabilities and Member's Equity		
Accounts payable	$	372
Accrued expenses and other liabilities		2,571
Due to affiliates		1,454
Deferred revenue		454
Total Liabilities		4,851
Member's Equity		3,896
Total Liabilities and Member's Equity	$	8,747

See accompanying notes to statement of financial condition

NOTE 1. DESCRIPTION OF BUSINESS

Overview

OTC Link LLC (the "Company") is a wholly owned subsidiary of OTC Markets Group Inc. ("OTC Markets Group" or the "Member"). The Company is a Financial Industry Regulatory Authority, Inc. ("FINRA") member broker-dealer and operates OTC Link ATS, OTC Link ECN, and OTC Link NQB, each a Securities and Exchange Commission ("SEC") regulated Alternative Trading System ("ATS"). Accordingly, OTC Link LLC, OTC Link ATS, OTC Link ECN, and OTC Link NQB are subject to the direct regulatory oversight of the SEC and FINRA. OTC Link LLC provides regulated quotation, messaging, trade execution, and reporting services to broker-dealers. By offering multiple market models, control of trades, and choice of counterparties, OTC Link LLC allows broker-dealer subscribers to efficiently provide best execution, attract order flow, and comply with FINRA and SEC regulations.

OTC Link ATS offers a fully attributable, network-based model for quoting and facilitating transactions in over-the-counter ("OTC") equity securities and serves a diverse community of FINRA member broker-dealers that operate as market makers, agency brokers, and ATSs, including Electronic Communication Networks ("ECNs"). OTC Link ATS consolidates broker-dealer quotations, delivers trade messages, and allows subscribers to execute or negotiate trades with known counterparties. Unlike traditional exchanges and matching engines, OTC Link ATS is not an intermediary.

In respect of OTC Link ATS, FINRA has granted the Company an exemption from equity trade reporting obligations and similar obligations for Trade Reporting and Compliance Engine eligible securities under FINRA Rules 6183, 6625, and 6731, provided the Company continues to meet the criteria specified in those Rules.

OTC Link ATS operates as a Qualified Interdealer Quotation System ("Qualified IDQS") as defined in Rule 15c2-11 under the Securities Exchange Act of 1934 ("SEA" and "Rule 15c2-11", respectively). In this capacity, OTC Link ATS determines whether a security is eligible to be the subject of quotations under Rule 15c2-11 and makes those determinations publicly available on the Company's website and via market data feeds. Broker-dealers can rely on the Company's determinations in submitting quotations in securities on OTC Link ATS, relieving them of the obligation to independently review company information.

OTC Link ECN operates as an Electronic Communication Network and functions as a centralized matching engine and router for certain OTC equity securities by providing subscribers with anonymous order matching functionality. OTC Link NQB operates as a fully attributable IDQS and a centralized matching engine, allowing distribution of depth-of-book market data. When orders do not match internally on OTC Link ECN or OTC Link NQB, they are routed to other market destinations. OTC Link ECN and OTC Link NQB act as the executing party on an agency basis in relation to all transactions executed on these platforms.

Pursuant to applicable FINRA rules, OTC Link ECN and OTC Link NQB submit trade reports to FINRA's OTC Reporting Facility. All transactions executed on OTC Link ECN and OTC Link NQB are cleared and settled pursuant to a clearing agreement with Apex Clearing Corporation.

The Company has not engaged in any of the following activities:

- Carrying securities accounts for clients;

- Receiving or holding securities or funds of clients; or

- Acting as an "investment adviser" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statement of financial condition and the related notes (collectively referred to as the "financial statement") is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of this statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including allowance for credit losses and certain accrued expenses. Actual results could differ from management's estimates.

Cash

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Restricted Cash

Restricted Cash is comprised of cash held at clearing organizations as collateral against obligations of the Company arising from the Company's clearing agreements. This collateral must be held for the term of those agreements and for up to thirty days from termination of same.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level that management believes to be sufficient to absorb probable losses among all subscribers. The allowance is based on several factors, including a continuous assessment of the collectability of subscriber accounts. When it is known that a specific customer will not meet its financial obligations, management will reduce the receivable balance to the amount that is expected to be collected.

Income Taxes

The Company is a single member limited liability company, therefore no provision for federal or state income taxes is included in the accompanying statement of financial condition. OTC Markets Group is responsible for such taxes based on its share of the Company's income.

Fair Value

Cash, restricted cash, accounts receivable, accounts payable, and accrued expenses and other liabilities are measured at carrying value, which approximates fair value due to the short term nature of these balances.

NOTE 3. RELATED PARTY TRANSACTIONS

Pursuant to an agreement between the Company and the Member, effective June 1, 2012, and amended December 31, 2023 (the "Service Agreement"), OTC Markets Group provides the following services to the Company:

a. Use of office space including all necessary furniture, office equipment, data processing, and communication equipment;

b. All communication services, postage, office supplies;

c. General and administrative support services and equipment as may be necessary for the Company to conduct its business;

d. Payment of compensation and benefits, which includes salaries, bonuses, and equity awards, and related costs of all support services personnel performing duties on behalf of the Company, including but not limited to technology support and development, accounting, and other support services; and

e. Bookkeeping services, such as payment of approved expenses and collection of receivables.

Throughout the year, an allocation of costs to support the Company's business, with no mark-up in price, is made to the Company by OTC Markets Group pursuant to the Service Agreement. As a result, the financial statements may not be indicative of the Company's future performance and it is possible that the Company's financial position would have been different had the Company operated as an independent company during the period presented. To the extent that an asset or liability is directly associated with the Company, it is reflected in the accompanying statement of financial condition.

The Company has recorded a $1 receivable from affiliates for OTC Link accounts receivable from subscribers collected by the Member and a $1,454 payable to affiliates for fees for the services described above as of December 31, 2023 that is included in *due to/due from affiliates* in the accompanying statement of financial condition.

NOTE 4. NET CAPITAL REGULATORY REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital to be the greater of $5 or $6\frac{2}{3}\%$ of aggregate indebtedness. As of December 31, 2023 the Company had net capital of $2,242, which is $1,919 in excess of its minimum net capital requirement of $323.

The Company periodically makes equity distributions to the Member. These distributions are subject to certain notification and other provisions of the net capital rules of the SEC.

During 2023, the Company made no equity distributions to the Member.

NOTE 5. COMMITMENTS AND CONTINGENCIES

There are no current, past, pending or threatened legal proceedings or administrative actions either by or against the Company that could have a material effect on its business, financial condition, or operations. The Company is not a party to any past or pending trading suspensions by a securities regulator.

Legal Matters

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations or investigations and other proceedings. The Company is regularly the subject of various regulatory reviews, inquiries, investigations and subpoenas or requests for information by FINRA and the SEC. Where it is determined, in consultation with legal counsel based on litigation and settlement risks, that a loss is probable and estimable in a given matter, the Company establishes an accrual.

At the conclusion of a recent FINRA examination, we received a disposition letter that may lead to additional FINRA inquiries. Since 2022, The Company has been in discussions with the SEC's Division of Enforcement regarding certain policies and procedures related to the filing of Suspicious Activity Reports. These discussions have progressed towards settlement such that the Company has accrued $1.2 million in accrued expenses and other current liabilities reflecting the Company's current estimate of the reasonably probable cost to resolve this matter. The Company's discussions with the SEC are continuing. Based on the ongoing nature of this matter, it is uncertain what the timing, amount, or terms of a resolution with the SEC will be. The Company does not believe that this matter will have a material adverse effect on its financial condition, results of operation, or net capital; however, the amount of loss may differ from the Company's estimate and as such the Company cannot be sure of the ultimate impact on its business or financial statements.

NOTE 6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 5, 2024, the date the financial statement was issued and determined there were no subsequent events requiring adjustment or further disclosure to the financial statement.

* * * * * *